November 16, 2012

Via EDGAR

Ethan Horowitz

Branch Chief

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549-0405

Re: Osage Exploration and Development, Inc.

Amendment No. 1 to Form 8-K

Filed November 5, 2012

File No. 000-52718

Dear Mr. Horowitz:

Enclosed please find our response to your letter of November 5, 2012, regarding our Amendment No. 1 to Form 8-K. Each of your comments is set forth below, followed by our response.

Changes in Registrant’s Certifying Accountant

1.	We have reviewed your revised disclosure in response to our comments issued on October 11, 2012. In response to our prior comment 2, it is unclear why the interim period date is October 3, 2012 versus the date of engagement of the new accountants, which you have disclosed as October 8, 2012. Please revise your disclosure or explain to us why October 3, 2012 is appropriate under the guidance of Regulation S-K, Item 304(a)(2).

Response

We have filed Amendment No. 2 to Form 8-K on November 6, 2012 to revise the interim period date to October 8, 2012.

Conclusion

We hereby acknowledge that:

●	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or further comments, please contact me by email at kbradord@osageexploration.com, by phone at (619) 677-3956 or by fax at (619) 677-3964.

Very truly yours,

/s/ Kim Bradford
Kim Bradford
President and Chief Executive Officer
Osage Exploration and Development, Inc.